QuickLinks -- Click here to rapidly navigate through this document

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2004

Legrand Holding S.A.

(Translation of registrant's name into English)

128, avenue du Maréchal de Lattre de Tassigny
87000 Limoges
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Enclosures:

Management Comments dated May 4, 2004 announcing the results of Legrand Holding S.A.

Legrand Holding Operating and Financial review and Prospects for the three month period ended March 31, 2004

Consolidated Financial Statements of Legrand Holding S.A. as of and for the period ended March 31, 2004.

4 May 2004

Vigorous rises in first-quarter 2004 sales and margins

Consolidated data (€ millions, US GAAP)	1st Quarter 2004	1st Quarter 2003 adjusted(1)	1st Quarter 2003
Sales	730.4	700.3	700.3

Maintainable EBITDA(2)	162.7	150.7	24.9
% sales	22.3%	21.5%	3.6%
EBITDA(2)	159.3	135.3	9.5

Maintainable EBIT before goodwill and purchase accounting(3)	124.8	105.5	-20.3
% sales	17.1%	15.1%	-2.9%
EBIT before goodwill and purchase accounting(3)	121.4	90.1	-35.7

EBIT	90.0	55.4	-70.4
% sales	12.3%	7.9%	-10.1%

Net income	21.4	-37.7	-117.9

Net cash provided from operating activities	78.4	12.0	12.0
% sales	10.7%	1.7%	1.7%

Net financial debt(4)	2200.9	2613.0
Net financial debt (proforma)(4)(5)	2237.8	2675.0

        Sales:    Legrand Holding sales for the first quarter of 2004 came to €730.4 million, showing a rise of 8.3% at constant scope of consolidation and exchange rates. The rise in reported figures was 4.3% despite negative impact of unfavorable exchange-rate variation over the period, which cut the total by 3.8%.

        Changes in sales by geographical region (at constant scope of consolidation and exchange rates(6)) were as follows:

First Quarter 2004
France	+ 5.1%
Italy	+ 2.6%
Rest of Europe	+11.0%
USA/Canada	+12.9%
Rest of the World	+15.6%

Total	+ 8.3%

        As shown, business in the Rest of the World area made a strong contribution to growth, with particularly good showings in Brazil, India, South Korea and Saudi Arabia.

        Sales growth in the USA/Canada area quickened, reflecting the improvement of Legrand's main markets combined with good performances from sales teams.

        Business in the Rest of Europe area also showed a steep rise, with sales particularly strong in Russia, Turkey, Poland and Greece.

        In France, the upturn observed at the end of 2003 appears to be taking hold. In Italy, sales remained on the rise despite slowing demand from industry.

1

        Earnings:    Good sales performances and continued productivity gains made for rises in both margin and income. Improvement concerned all geographical areas, with particularly healthy contributions from France, Italy, the USA/Canada and the Rest of the World.

        At the same time, Pro forma net debt showed a significant decline, falling by 16.3% or €437.2 million from March 31, 2003.

        Prospects:    Vice Chairman and CEO Gilles Schnepp comments: "The more favorable trend that emerged in the closing quarter of 2003 appears to have continued in the first quarter of this year, when the quarter-on-quarter organic rise in sales was one of the highest ever for Legrand. For full-year 2004, we expect organic growth in sales to be higher than in 2003."

        The many initiatives of the past two years should continue to yield benefits in 2004, making for quicker growth and improved financial performances. They include:

  •
  introduction of new development strategies by product, market and country, with the launch of new, high value-added ranges a special priority

  •
  consolidation of sales and marketing teams and the creation of new sales organizations, particularly on emerging markets

  •
  group-wide standardization and globalization of purchasing

  •
  optimization of production resources through site specialization and make-or-buy analysis for each new project

  •
  optimization of investment through a focus on new product development and reduction of working capital requirement.

        "As the results achieved in 2003 and the first quarter of 2004 show, the combined efforts of all our teams over the past two years have already brought a marked improvement in margins and significant debt reduction. We will be continuing in the same direction in 2004 to further enhance profitability and restore margins to historical levels. If the recovery that is now apparently taking shape proves lasting, our group is well placed to get the full benefits of the leverage associated with a steep rise in sales," concludes Gilles Schnepp.

2

Definitions:

(1)
These figures are based on our 2003 financial statements adjusted to exclude a non-recurring non cash purchase accounting charge of €126million arising in connection with the revaluation of inventories related to the acquisition of Legrand SA in 2002. We believe it is important to make these non operational purchase accountings adjustments in order to disclose the pure operational performance of Legrand Holding and in order to facilitate comparison to current results.

(2)
Reconciliation of EBITDA and Maintainable EBITDA with Net Income:

in €millions	Legrand Holding 1st Quarter 2004	Legrand Holding 1st Quarter 2003	Legrand Holding 1st Quarter 2003 adjusted
Net income	21.4	-117.9	-37.7
Less minority interests + equity in earnings of investees	0.0	-2.0	-2.0
Add income tax	9.3	-45.6	0.0
Less exchange/translation results	1.3	10.3	10.3
Add changes in swap fair market value	3.2	22.9	22.9
Add interests expenses	54.8	61.9	61.9
EBIT	90.0	-70.4	55.4
Add amortization and depreciation	69.3	79.9	79.9

EBITDA	159.3	9.5	135.3

Add expenses directly linked to Schneider's acquisition of Legrand	0.0	0.0	0.0
Less profit and loss on assets disposal	-0.2	-0.9	-0.9
Add one time restructuring expenses	3.6	16.3	16.3

Maintainable EBITDA	162.7	24.9	150.7

        EBITDA means operating income plus depreciation of tangible assets and amortization of intangible assets. EBITDA is not a measurement of performance under US GAAP and you should not consider EBITDA as an alternative to (a) operating income or net income (as determined in accordance with US GAAP) as a measure of our operating performance, (b) cash flows from operating, investing and financing activities (as determined in accordance with US GAAP) as a measure of our ability to meet cash needs or (c) any other measures of performance under US GAAP. We believe that the EBITDA is a measure commonly reported and widely used by investors and other interested parties as a measure of a company's operating performance and debt servicing ability because it assists in comparing performance on a consistent basis without regard to depreciation and amortization, which can vary significantly depending upon accounting methods. Accordingly, this information has been included to permit a more complete and comprehensive analysis of our operating performance relative to other companies and of our debt servicing ability. Because all companies do not calculate EBITDA identically, our presentation of EBITDA may not be comparable to similarly titled measures of other companies.

        Maintainable EBITDA:    we have included Maintainable EBITDA as a measure because we believe it provides a more accurate view of our recurring operating performance as it is adjusted to exclude non recurring items. We believe this measure enhances comparability of our results of operations to those of other companies, to the historical results of Legrand SA, our predecessor, as well as the financial models and expectations of investors and security analysts.

3

        Reconciliation for first quarter 2003 and 2004 between net cash provided from operating activities and EBITDA of Legrand Holding:

in € millions	Legrand Holding 1st Quarter 2004	Legrand Holding 1st Quarter 2003
Net cash provided from operating activities	78.4	12.0
Non operating expenses (income)	68.6	47.5
Changes in operating assets and liabilities	23.2	68.0
Other	-10.9	-118.0

EBITDA	159.3	9.5

(3)
Reconciliation of EBIT before goodwill and purchase accounting and Maintainable EBIT before goodwill and purchase accounting with Net Income:

in €millions	Legrand Holding 1st Quarter 2004	Legrand Holding 1st Quarter 2003	Legrand Holding 1st Quarter 2003 adjusted
Net income	21.4	-117.9	-37.7
Less minority interests + equity in earnings of investees	0.0	-2.0	-2.0
Add income tax	9.3	-45.6	0.0
Less exchange/translation results	1.3	10.3	10.3
Add changes in swap fair market value	3.2	22.9	22.9
Add interests expenses	54.8	61.9	61.9
EBIT	90.0	-70.4	55.4
Add purchase accouting entries	31.4	34.7	34.7
Add amortization/impairment of goodwill	0.0	0.0	0.0

EBIT before goodwill and purchase accounting	121.4	-35.7	90.1

Add expenses directly linked to Schneider's acquisition of Legrand	0.0	0.0	0.0
Less profit and loss on assets disposal	-0.2	-0.9	-0.9
Add one time restructuring expenses	3.6	16.3	16.3

Maintainable EBIT before goodwill and purchase accounting	124.8	-20.3	105.5

        EBIT before goodwill and purchase accounting means EBIT plus amortization/impairment of goodwill and amortization of intangible and tangible assets due to purchase accounting entries. EBIT before goodwill and purchase accounting is not a measurement of performance under US GAAP and you should not consider EBIT before goodwill and purchase accounting as an alternative to (a) operating income (EBIT) or net income (as determined in accordance with US GAAP) as a measure of our operating performance, (b) cash flows from operating, investing and financing activities (as determined in accordance with US GAAP) as a measure of our ability to meet cash needs or (c) any other measures of performance under US GAAP. We believe that the EBIT before goodwill and purchase accounting is a measure which assists in comparing performance on a consistent basis without regard to amortization/impairment of goodwill and purchase accounting entries. Moreover, this measure allows investors to compare Legrand Holding's current performance with our Predecessor's performance on a comparable basis.

        Maintainable EBIT before goodwill and purchase accounting:    we have included Maintainable EBIT before goodwill and purchase accounting as a measure because we believe it provides a more

4

accurate view of our recurring operating performance as it is adjusted to exclude non recurring items. We believe this measure enhances comparability of our results of operations to those of other companies, to the historical results of Legrand SA, our predecessor, as well as the financial models and expectations of investors and security analysts.

(4)
Net financial debt is defined as follows: short term borrowings + long term borrowings + subordinated securities - cash and cash equivalents - marketable securities - short term restricted cash - long term restricted cash. We are excluding the related party subordinated shareholder PIK loan in this calculation. Including, the subordinated shareholder PIK loan, net financial debt amounts to €3,432.2 million as of March 31, 2004 and €3,777.0 million as of March 31, 2003

(5)
Reconciliation of Net Financial Debt pro forma with Net Financial Debt:

in €millions	As of 03.31.2004	As of 03.31.2003
Net Financial Debt	2200.9	2613.0
Add currency swap linked to the debt	35.4	0.0
Add fees and expenses incurred in connection with the Acquisition and related transactions which remained payable	0.3	24.0
Add cost to acquire minority shares owned by the public pursuant to minority buy out	1.2	38.0

Net Financial Debt pro forma	2237.8	2675.0

(6)
Reconciliation of sales between net sales by geographical region as reported and net sales by geographical region excluding the effect of changes in the scope of consolidation for 2003 and using constant exchange rates for 2004 used to calculate like for like variation of sales:

	First quarter ended March 31,
in € millions	Consolidated	France	Italy	Rest of Europe	US and Canada	RoW
Net sales 2003 as reported	700.3	205.0	160.4	123.2	123.6	88.1
Impact of changes in the scope of consolidation	0.8	0.1	0.0	-0.1	0.8	0.0
Net sales 2003 adjusted for changes in the scope of consolidation(1)	701.1	205.1	160.4	123.1	124.4	88.1
Net sales 2004 as reported	730.4	215.6	164.6	134.3	120.9	95.0
Impact of variations in exchange rates	28.7	0.0	0.0	2.3	19.5	6.9
Net sales 2004 adjusted for variations in exchange rates(2)	759.1	215.6	164.6	136.6	140.4	101.9
Like for like variation (2) vs (1)	8.3%	5.1%	2.6%	11.0%	12.9%	15.6%

Forward looking statements:

        This announcement contains forward-looking statements within the meaning of the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, but not limited to, future global economic conditions, market conditions affecting the building sector, foreign exchange rates, intense competition in the markets where we operate, potential environmental liability and capital costs of compliance with applicable laws, regulations and

5

standards in the markets where we operate, diverse political, legal, economic and other conditions affecting the markets where we operate, our ability to successfully integrate business acquisitions and our ability to service our debt requirements). Many of these factors are beyond our control.

        Investors are urged to read the registration statement of Legrand Holding filed with the US Securities and Exchange Commission on Form F-4 on August 8, 2003, as amended and other relevant documents filed by Legrand Holding with the US Securities and Exchange Commission because they contain important information. Investors are able to view these documents, as well as other documents filed by Legrand Holding with the US Securities and Exchange Commission, free of charge at the US Securities and Exchange Commission's website, www.sec.gov. Legrand Holding disclaims any obligation to publicly update or revise any forward-looking information.

6

LEGRAND HOLDING OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        Unless otherwise indicated, all amounts in this discussion and analysis are presented in accordance with US GAAP. You should read the following discussion of our financial condition and results of operations together with the consolidated financial statements and the notes to such statements included in this form 6K.

        Throughout the discussion that follows (Operating and Financial Review and Prospects), we refer to the three month period ended March 31, 2004 as "2004" and to the three month period ended March 31, 2003 as "2003."

        Please note that all percentages may vary by one or two digits as they may be calculated on non rounded figures.

  Overview

        We are one of the world's leading international manufacturers of products and systems for low-voltage electrical installations and information networks used in residential, commercial and industrial buildings. We are a "pure-play" operator, focused on developing, manufacturing and marketing a complete range of low-voltage electrical equipment—to the exclusion, for example, of electricity generation or transmission, bulbs and cables. We began operating more than 77 years ago and market our products under widely recognized brand names, including Legrand and BTicino. We are headquartered in Limoges, France with manufacturing and/or distribution subsidiaries and offices in close to 60 countries, and we sell our products in more than 160 national markets. Our key markets are France, Italy and the United States, which accounted for more than 65% of our net sales (by destination) in each of our last two fiscal years.

  A    Operating Results

  Introduction

        Our management analyzes our financial condition and results of operations on the basis of five geographic segments based on region of production and not on where we sell our products. These are:

  •
  France,

  •
  Italy,

  •
  Rest of Europe,

  •
  United States and Canada, and

  •
  Rest of the World.

        For most purposes, we organize our management structure and internal controls on the basis of our geographic segments or national markets, rather than by product type or class, because local economic conditions and consumer demands are the principal factors affecting our sales and market performance.

        For information on the impact of fluctuations in exchange rates on our consolidated results, see "—Variations in Exchange Rates" below.

        The table below shows a breakdown of our net sales and operating income by geographical segment for the three months periods ended March 31, 2004 and 2003.

	First Quarter ended March 31, Legrand Holding SA
	2003		2004
	€	%	€	%
	(€ in millions, except percentages)
Net sales by origin:
France	230.1	32.9	242.5	33.2
Italy	162.1	23.1	167.4	22.9
Rest of Europe(1)	118.1	16.9	129.7	17.7
United States and Canada	125.2	17.9	122.4	16.8
Rest of the World(2)	64.8	9.2	68.4	9.4

Total	700.3	100.0	730.4	100.0

Operating income by origin:
France	-47.5	67.5	25.5	28.3
Italy	8.7	-12.4	39.0	43.3
Rest of Europe(1)	-21.2	30.2	3.1	3.5
United States and Canada	-7.8	11.0	7.5	8.3
Rest of the World(2)	-2.6	3.7	14.9	16.6

Total	-70.4	100.0	90.0	100.0

(1)
Including principally Belgium, Poland, Portugal, Spain and the United Kingdom.

(2)
Including principally Brazil, Chile, Colombia and Mexico in Latin America, and India, South Korea and Thailand in Asia.

        In order to provide investors with information on where we sell our products, the table below shows our consolidated net sales by destination for the three month periods ended March 31, 2004 and 2003. Sales by destination means all sales made to third parties by us in a given geographic market.

	First Quarter ended March 31, Legrand Holding SA
	2003		2004
	€	%	€	%
	(€ in millions, except percentages)
Net sales by destination:
France	205.0	29.3	215.6	29.5
Italy	160.4	22.9	164.6	22.5
Rest of Europe(1)	123.2	17.6	134.3	18.4
United States and Canada	123.6	17.6	120.9	16.6
Rest of the World(2)	88.1	12.6	95.0	13.0

Total	700.3	100.0	730.4	100.0

(1)
Including principally Belgium, Poland, Portugal, Spain and the United Kingdom.

(2)
Including principally Brazil, Chile, Colombia and Mexico in Latin America, and India, South Korea and Thailand in Asia.

  Factors that Affect our Results of Operations

Net Sales

        Net sales by segment include sales of products that are exported from the segment's geographic area, but exclude all intra-group sales.

        Our various national and regional markets have different demand trends, principally as a result of local economic conditions and local standards of living, which affect the level of renovation, refurbishment and new building of homes, stores and office buildings, as well as the level of corporate investment in industrial facilities. Underlying demand is also linked to the rate of real estate turnover, since newly acquired properties are frequently renovated or refurbished. We estimate that approximately 60% of our consolidated net sales are generated from the renovation market, which we believe limits our exposure to the more cyclical nature of the new construction market which represents approximately 40% of our consolidated net sales.

        Changes in our consolidated net sales reflect five principal factors:

(i)
changes in sales volume (i.e., the number of units of each product sold in each period);

(ii)
the "mix" of products sold, including the proportion of new or upgraded products with higher prices;

(iii)
changes in product sales prices (including quantity discounts and rebates, and cash discounts for prompt payment);

(iv)
fluctuations in exchange rates between the euro and the currency in which the relevant subsidiary maintains its accounts, which affect the level of net sales from that subsidiary as expressed in euro upon consolidation; and

(v)
changes in the subsidiaries consolidated by us, principally as a result of acquisitions or disposals (which we refer to as "changes in the scope of consolidation").

Cost of Goods Sold

        Cost of goods sold consists principally of the following:

  •
  Costs of materials used in production. Excluding the impact of a non-recurring, non-cash purchase accounting charges of €125.8 million in 2003 related to the re-valuation of inventories incurred in connection with the acquisition (the "non-recurring, non-cash purchase accounting charge"), costs of production materials generally account for approximately 50% of our consolidated cost of goods sold. Approximately 61% of the cost of production materials relates to components and semi-finished goods and 39% to raw materials. We purchase most of the materials used in production locally. As a result, the prices of these materials are generally determined by local market conditions. However, we are aiming to increase the percentage of production materials that we purchase at the group level from 40% (current) to 60% in order to benefit from economies of scale and enhanced purchasing power.

  •
  Salary costs and payroll charges for employees involved in manufacturing. These generally increase on an aggregate basis as sales and production volumes increase, and decline as a percentage of net sales as a result of economies of scale associated with higher production volumes. Excluding the impact of a non recurring non cash purchase accounting charge of € 125.8million due to the revaluation of inventories in 2003, salaries and payroll charges typically account for approximately 30% of cost of goods sold.

  •
  Revaluation of inventories due to the Acquisition. In connection with the acquisition of Legrand SA, we recorded a purchase accounting adjustment related to the re-valuation of inventories.

    This adjustment reflects the non-recurring, non-cash purchase accounting charges of €125.8 million in 2003 and of €49.4million in 2002. As of December 31, 2003, this purchase accounting adjustment has been fully reversed and charged to income; consequently it will have no impact on our future results of operations.

    •     The remaining cost of goods sold consists of:

  •
  depreciation of fixed assets;

  •
  outsourcing or subcontracting costs which have increased over the last twelve months due to our more systematic make or buy approach of projects; and

  •
  other general manufacturing expenses, such as expenses for energy consumption.

        The main factors that influence cost of goods sold as a percentage of net sales include:

  •
  production volumes, as we achieve economies of scale through higher production volumes by spreading fixed production costs over a larger number of units produced;

  •
  the implementation of cost control measures aimed at improving productivity, including automation of manufacturing processes, reduction of fixed production costs, refinements in inventory management;

  •
  the implementation of a purchasing project aimed at optimizing purchasing and reducing costs through globalization, internationalization and standardization; and

  •
  product life cycles, as we typically incur higher cost of goods sold associated with manufacturing over-capacity during the initial stages of product launches and when we are phasing out discontinued products.

Administrative and Selling Expenses.

        Our administrative and selling expenses consist principally of the following:

  •
  salary costs and payroll charges for sales personnel and administrative staff, which typically account for approximately 40% of our administrative and selling expenses. Aggregate expenses relating to our sales personnel generally increase or decrease principally with changes in sales volume due to the need to increase or decrease sales personnel to meet changes in demand. Aggregate expenses relating to our administrative staff are generally less influenced by changes in sales volumes;

  •
  expenses related to the use and maintenance of administrative offices;

  •
  other administrative expenses, including expenses relating to logistics and information systems;

  •
  general advertising expenses, which tend to increase as we launch new, higher value-added and more expensive products that require increased marketing efforts; and

  •
  other selling expenses, such as printing costs for catalogs and expenses incurred in connection with travel and communications.

  •
  amortization expense for trademarks recorded in conjunction with the acquisition of Legrand SA

Operating Income.

        Our operating income consists of net sales, less cost of goods sold, administrative and selling expenses and other operating expenses. Other operating expenses include, principally, amortization of goodwill, as well as research and development costs and restructuring charges. Operating income does not include our interest income (expense) (described below).

        In general, increases in sales volume and related increases in production volumes may generate economies of scale due to lower operating expenses per unit sold, which results in higher operating income, both in absolute terms and as a percentage of net sales. For example, in the France, Italy segments where we have well-established market positions and in the Rest of the World, operating income adjusted for purchase accounting entries as a percentage of net sales is higher than in segments where our market position is less developed.

Net Interest Expense.

        Our net interest expense consists principally of interest income on cash and cash equivalents, less interest expense, including interest paid on the TSDIs, the Yankee bonds, the High Yield bonds and the amounts made available to us under the Senior Credit Facility. See "—Liquidity and Capital Resources".

Changes in Net Sales Excluding Changes in the Scope of Consolidation and Using Constant Exchange Rates

        In the discussion below, we sometimes refer to net sales or changes in net sales "excluding the effects of changes in the scope of consolidation and using constant exchange rates." We believe that this measure is a useful tool in analyzing, explaining and understanding changes and trends in our historical consolidated net sales. Measures described as "excluding the effects of changes in the scope of consolidation and using constant exchange rates" are computed as follows:

  Companies Acquired during the Current Period

        Where companies are acquired during the current period, the net sales of the acquired company are reflected in our consolidated statement of income for only the portion of the current period from the date of first consolidation of such company. Consolidated net sales excluding the effect of acquisition include sales of the acquired company, based on sales information we receive from the party from whom we acquired such company, for the portion of the prior period equal to the portion of the current period during which we actually consolidated the entity.

  Companies Acquired during a Prior Period

        Where companies were acquired during the prior period, the net sales of the acquired company are reflected in our consolidated statement of income for the entirety of the current period but only for the portion of the prior period from the date of first consolidation of such company. Consolidated net sales excluding the effect of acquisitions include sales of the acquired company, based on sales information we receive from the party from whom we acquired such company, for the portion of the prior period during which we did not consolidate the entity.

  Disposals during the Current Period

        Where companies are disposed of during the current period, the net sales of the company disposed of are reflected in our consolidated statement of income for only the portion of the current period prior to the date of disposal and deconsolidation. Consolidated net sales excluding the effect of disposals exclude sales of the divested company, for the portion of the prior period equal to the portion of the current period subsequent to its disposal.

  Disposals during a Prior Period

        Where companies were disposed of during the prior period, the net sales of the company disposed are not reflected in our consolidated statement of income for the current period. Consolidated net sales excluding the effect of disposals exclude sales of the divested company for the prior period.

  Using constant exchange rates

        Our consolidated historical net sales include the effects of exchange rate differences between the euro and other currencies. To analyze consolidated net sales excluding the effects of these exchange rate changes, we use constant exchange rates (by adjusting current year reported sales using prior period exchange rates) to compare year-to-year changes in net sales. We believe that this measure is a useful tool in analyzing, explaining and understanding changes and trends in our consolidated net sales. This is referred to as "using constant exchange rates" in the discussions below.

  Reconciliation of Net Sales

        Summarized below is a reconciliation of net sales as reported under US GAAP to net sales excluding the effect of changes in the scope of consolidation and using constant exchange rates.

  •
  Evolution of net sales by origin excluding the effects of changes in the scope of consolidation and using constant exchange rates:

		First quarter ended March 31,
Net sales by origin		Consolidated	France	Italy	US and Canada	Rest of Europe	RoW
		(€ in millions)
Net sales 2003 as reported		700.3	230.1	162.1	118.1	125.2	64.8
Impact of changes in the scope of consolidation		0.8	-3.1	0.0	3.1	0.9	0.0
Net sales 2003 adjusted for changes in the scope of consolidation	(1)	701.1	227.0	162.1	121.2	126.1	64.8
Net sales 2004 as reported		730.4	242.5	167.4	129.7	122.4	68.4
Impact of variations in exchange rates		28.7	0.0	0.0	2.2	19.9	6.6
Net sales 2004 adjusted for variations in exchange rates	(2)	759.1	242.5	167.4	131.9	142.3	75.0
Like for like variation (2) vs (1)		8.3%	6.8%	3.3%	8.9%	12.9%	15.7%

  •
  Evolution of net sales by destination (location of sales) excluding the effects of changes in the scope of consolidation and using constant exchange rates:

		First quarter ended March 31,
Net sales by destination		Consolidated	France	Italy	US and Canada	Rest of Europe	RoW
		(€ in millions)
Net sales 2003 as reported		700.3	205.0	160.4	123.2	123.6	88.1
Impact of changes in the scope of consolidation		0.8	0.1	0.0	-0.1	0.8	0.0
Net sales 2003 adjusted for changes in the scope of consolidation	(1)	701.1	205.1	160.4	123.1	124.4	88.1
Net sales 2004 as reported		730.4	215.6	164.6	134.3	120.9	95.0
Impact of variations in exchange rates		28.7	0.0	0.0	2.3	19.5	6.9
Net sales 2004 adjusted for variations in exchange rates	(2)	759.1	215.6	164.6	136.6	140.4	101.9
Like for like variation (2) vs (1)		8.3%	5.1%	2.6%	11.0%	12.9%	15.6%

  Additional factors that will affect our future operating income

        The acquisition of Legrand SA, the application of purchase accounting adjustments related thereto, and the related transactions will affect our future results of operations. In particular:

  •
  the substantial indebtedness that we incurred to finance the transactions related to the acquisition of Legrand SA (and the increased interest rate associated with that indebtedness has and will continue to keep our interest expense relatively high);

  •
  the reduction in the amount of the subordinated perpetual notes, or TSDIs, reflected on our balance sheet arising as a consequence of purchase accounting will increase our interest expense associated with the TSDIs (although the change will have no cash impact) and

  •
  the significant intangible assets that we recorded in connection with the acquisition of Legrand SA have increased our amortization expense. The purchase accounting adjustment related to additional depreciation charges on re-valued assets is due principally to the re-valuation of patents and trademarks that will be depreciated using accelerated methods. As a consequence, this will have a significant impact on our operating income until 2009 and a less significant impact for 2010 and 2011.

  Overview of Comparative Periods

  First three months ended March 31 2004 compared with the first three months ended March 31 2003

Net Sales

        Our consolidated net sales increased by 4.3% to €730.4 million in 2004, compared with €700.3 million in 2003. This resulted from:

  •
  a 8.3% increase excluding the effects of changes in the scope of consolidation and using constant exchange rates;

  •
  a 3.8% decrease in net sales due to unfavorable fluctuations in currency exchange rates in particular the decrease of the US dollar by 14.0% against the euro in 2004 compared with 2003; and

  •
  a 0.1% decrease in net sales due to changes in the scope of consolidation.

        The increase in net sales excluding the effects of changes in the scope of consolidation and using constant exchange rates reflects an increase in net sales in all segments and mainly in Rest of Europe, USA/Canada and Rest of the World segments. Overall, the demand for our products in the residential and commercial market increased in 2004 while recovery in the industrial market is on the way.

        France.    Net sales of our French subsidiaries increased by 5.4% to €242.5 million in 2004, compared with €230.1 million in 2003. This increase resulted from a 6.8% increase in net sales, excluding the effects of changes in the scope of consolidation, due to an increase in the demand for our products in France (supported in particular by higher sales of the end user and power control product lines) combined with a very good commercial performance.

        Italy.    Net sales by our Italian subsidiaries increased by 3.3% to €167.4 million in 2004, compared with €162.1 million in 2003. This increase was mainly driven by an increase in net sales in the residential and commercial markets offset in part by lower sales in the industrial market where adverse economic conditions continued.

        Rest of Europe.    Net sales by our subsidiaries in the Rest of Europe segment increased by 9.8% to 129.7 million in 2004 compared with 118.1 in 2003. Excluding the effects of changes in the scope of consolidation and using constant exchange rates, net sales increased by 8.9%. Our net sales increased principally in Southern European countries such as Greece and Turkey and in Eastern European countries such as Russia. There are some signs of recovery in Northern Europe in particular in the United Kingdom, Germany and Belgium. Net sales decreased by 1.7% due to unfavorable fluctuations in currency exchange rates.

        United States and Canada.    Net sales by our subsidiaries in the United States and Canada segment decreased by 2.2% to €122.4 million in 2004, compared with €125.2 million in 2003. This decrease resulted primarily from a 12.9% increase in net sales excluding the effects of changes in the scope of consolidation and using constant exchange rates, due to a continuing increase in sales in the residential market and encouraging sales in the commercial and industrial sectors partially offset by a decrease of net sales of 14.0% due to unfavorable fluctuations in currency exchange rates. In addition, net sales increased by 0.7% due to changes in the scope of consolidation and calendar effects.

        Rest of the World.    Net sales by our subsidiaries in the Rest of the World segment increased by 5.6% to €68.4 million in 2004 compared with €64.8 million in 2003. This increase resulted from a 15.7% increase in net sales excluding the effects of changes in the scope of consolidation and using constant exchange rates due in particular to higher sales in Brazil, India, South Korea and Saudi Arabia partially offset by a 8.8% decrease in net sales due to fluctuations in currency exchange rates.

        Excluding the effects of changes in the scope of consolidation and using constant exchange rates, the evolution of net sales by destination between the first quarter of 2004 and first quarter of 2003 is as follows (sales by destination means all sales made to third parties by us in a given geographic market):

First Quarter 2004
France	5.1%
Italy	2.6%
Rest of Europe	11.0%
USA/Canada	12.9%
Rest of the World	15.6%

Total	8.3%

        Please refer to—Reconciliation of Net Sales—above for a detailed calculation of the evolution of net sales excluding the changes in the scope of consolidation and using constant exchange rates.

Operating Expenses

  Cost of goods sold

        Our consolidated cost of goods sold decreased by 23.2% to €387.9 million in 2004 compared with €505.0 million in 2003. The decrease in consolidated cost of goods sold resulted primarily from:

  •
  the effect of €125.8 million non-recurring, non-cash purchase accounting charges in 2003 arising in connection with the revaluation of inventories related to the acquisition of Legrand SA in 2002 that did not incur in 2004

  •
  continuous improvements in productivity fuelled by and combined with cost saving initiatives

  •
  an increase in the volume of raw materials and components consumed and in other manufacturing costs due to higher consolidated net sales,

        Excluding the non-recurring non-cash purchase accounting charge in 2003, cost of goods sold increased by 2.3% in 2004 compared with 2003 and cost of goods sold as a percentage of consolidated net sales decreased to 53.1% in 2004 compared with 54.1% in 2003. Fluctuations of the price of raw materials during the first three months of 2004 had no adverse impact on our cost of goods sold in the first three months of 2004.

        France.    Cost of goods sold in the France segment decreased by 36.8% to €109.5 million in 2004 compared with € 173.3 million in 2003, reflecting the effect of a non-recurring non-cash purchase accounting charge of €64.4 million recorded in 2003. Excluding the impact of the non-recurring non-cash purchase accounting charge recorded in 2003, cost of goods sold increased by 0.6% and cost of goods sold as a percentage of net sales, decreased to 45.2% in 2004 compared with 47.3% in 2003. Cost of goods sold increased principally due to an increase in the volume of raw materials and components consumed which increased in line with higher net sales partially offset by significant productivity improvements such as a workforce reduction of 6.7%. (389 employees) in 2004 compared with 2003.

        Italy.    Cost of goods sold in the Italy segment decreased by 22.9% to €82.1 million in 2004 compared with € 106.5 million in 2003, reflecting principally the effect of a non-recurring non-cash purchase accounting charge of €24.1 million recorded in 2003. Excluding the impact of the non-recurring non-cash purchase accounting charges, cost of goods sold decreased by 0.4% and as a percentage of net sales, cost of goods sold decreased to 49.0% in 2004 compared with 50.8% in 2003. This decrease resulted primarily from productivity improvements.

        Rest of Europe.    Cost of goods sold in the Rest of Europe segment decreased by 3.9% to €88.1 million in 2004 compared with €91.7 million in 2003, reflecting principally the unfavorable effect of a non-recurring non-cash purchase accounting charge of € 14.5 million recorded in 2003. Excluding the impact of non-recurring non-cash purchase accounting charges in 2003, the cost of goods sold in the Rest of Europe segment increased by 14.1% and as a percentage of net sales, cost of goods sold increased to 67.9% in 2004 compared with 65.4% in 2003. The increase in cost of goods sold reflects primarily an increase in the volume of raw materials and components consumed in line with higher net sales and transfer of production between geographic segments further to industrial optimization partially offset by productivity improvements such as a workforce reduction of 16.1%. (462 employees) in 2004 compared with 2003 and the first positive effects of the closing in 2003 of plants in the United Kingdom, Austria and Poland.

        United States and Canada.    Cost of goods sold in the United States and Canada segment decreased by 14.4% to €72.3 million in 2004 compared with €84.5 million in 2003 reflecting the impact of a non-recurring non-cash purchase accounting charge of €7.1 million recorded in 2003. This decrease resulted primarily from (i) a decrease in the value of the dollar against other currencies (notably the euro), and (ii) a decrease in production expenses resulting from the reductions in workforce and the closing of plants in 2003 partially offset by higher sales. As a result of the workforce reductions, the average number of employees in production decreased by 10.4% (204 employees) in 2004 compared 2003. Excluding the non-recurring non cash purchase accounting charges, cost of goods sold decreased by 6.6% and as a percentage of net sales, cost of goods sold decreased to 59.1% in 2004 compared with 61.8% in 2003.

        Rest of the World.    Cost of goods sold in the Rest of the World segment decreased by 26.7% to €35.9 million in 2004 compared with €49.0 million in 2003 reflecting the impact of a non-recurring non-cash purchase accounting charge of €15.7 million in 2003. Excluding the non-recurring non-cash purchase accounting charges, cost of goods sold increased by 7.8% and as a percentage of net sales, the cost of goods sold increased to 52.5% in 2004 compared with 51.4% in 2003. This increase resulted primarily from (i) an increase in materials and components consumed in connection with higher net sales partially offset by (ii) productivity improvements resulting from a 3.9% reduction in workforce (175 employees) and the closing of plants in 2003, notably in Singapore, Brazil and Mexico and (iii) the decrease in the value of local currencies against the euro.

  Administrative and selling expenses

        Our consolidated administrative and selling expenses slightly increased by 1.0% to €189.1 million in 2004 compared with € 187.3 million in 2003. This increase was principally driven by the increase in the administrative and selling expenses in the France, Rest of Europe and Rest of the World segments partially offset by the decrease in the administrative and selling expenses in the USA/Canada and Italy segments.

        As a percentage of net sales, consolidated administrative and selling expenses decrease to 25.9% in 2004 compared with 26.7% in 2003.

        France.    Administrative and selling expenses in the France segment increased by 6.1% to €71.2 million in 2004 from €67.1 million in 2003 reflecting primarily higher commercial expenses in connection with higher sales partially offset by a reduction in the number of employees in administration. As a percentage of net sales, administrative and selling expenses increased to 29.4% in 2004 compared with 29.2% in 2003.

        Italy.    Administrative and selling expenses in the Italy segment decreased to €32.4 million in 2004 from €32.6 million in 2003. As a percentage of net sales, administrative and selling expenses decreased to 19.4% in 2004 compared with 20.1% in 2003.

        Rest of Europe.    Administrative and selling expenses in the Rest of Europe segment increased by 1.7% to €35.3 million in 2004 from €34.7 million in 2003 due to the increase of costs related to advertising and other commercial expenses such as a 5.6% increase in the commercial and marketing headcount (60 employees) partially compensated by productivity improvements, for example a 8.7% reduction in administrative headcount (79 employees). As a percentage of net sales, administrative and selling expenses decreased to 27.2% in 2004 compared with 29.4% in 2003.

        United States and Canada.    Administrative and selling expenses in the United States and Canada segment decreased by 8.5% to €34.6 million in 2004 from €37.8 million in 2003. This decrease was mainly due to the decrease of the value of the United States dollar against the euro and improved productivity. As a percentage of net sales, administrative and selling expenses decreased to 28.3% in 2004 compared with 30.2% in 2003.

        Rest of the World.    Administrative and selling expenses in the Rest of the World segment increased by 3.3% to €15.6 million in 2004 from €15.1 million in 2003 mainly due to an increase in commercial and marketing expenses incurred to support our net sales. As a percentage of net sales, administrative and selling expenses decreased to 22.8% in 2004 compared with 23.3% in 2003.

Operating income (loss)

        Our consolidated operating income(loss) increased to an income of €90.0 million in 2004 from a loss of €70.6million. This increase in consolidated operating income resulted primarily from:

  •
  a 4.3% increase in consolidated net sales,

  •
  a 23.2% decrease in cost of goods sold reflecting the effect of a non-recurring non-cash purchase accounting charge of €125.8 million recorded in 2003 and improved productivity and;

  •
  an 6.1% decrease in research and development expenses due to lower depreciation of intangible assets recorded by Legrand Holding in 2004 compared with 2003 where higher research and development expenses were recorded in connection with the acquisition of Legrand SA (these intangible assets are depreciated using an accelerated method)

  •
  a 1.0% increase in administrative and selling expenses in 2003 compared with 2003.

        Overall, excluding the non-recurring, non-cash inventory charge recorded in 2003, consolidated operating income as a percentage of consolidated net sales increased to 12.3% in 2004 from 7.9% in 2003.

        France.    Operating income(loss) in the France segment increased to an income of 25.5 in 2004 compared with a loss of €47.5million in 2003. Excluding the effect of a €64.4million non-recurring non-cash purchase accounting charge recorded in 2003, operating income increased by 50.9% in 2004 compared with 2003. This increase reflects (i) an increase in net sales, (ii) a decrease in research and development due to lower depreciation charges partially offset by (iii) an increase in cost of goods sold and administrative and selling expenses.

        Italy.    Operating income in the Italy segment increased to 39.0 in 2004 compared with €8.7million in 2003. Excluding the effect of a €24.1million non-recurring non-cash purchase accounting charge recorded in 2003, operating income increased by 18.9% in 2004 compared with 2003. This increase was due principally to (i) an increase in net sales, (ii) a decrease in cost of goods sold and administrative and selling expenses and (iii) a decrease in research and development due to lower depreciation charges.

        Rest of Europe.    The Rest of Europe segment recorded an operating income of €3.1 million in 2004 compared with a operating loss of €21.2 million in 2003 reflecting principally the impact of (i) an increase in net sales, (ii) a €14.5million non-recurring non-cash purchase accounting charge recorded in 2003, (iii) a decrease in research and development due to lower depreciation charges partially offset by (iv) an increase in cost of goods sold excluding a non-recurring non cash purchase accounting charge and administrative and selling expenses.

        United States and Canada.    Operating income in the United States and Canada segment recorded an operating income of €7.5 million in 2004 compared with a operating loss of €7.8 million in 2003 reflecting principally the impact of (i) a decrease in cost of goods sold and administrative and selling expenses (as a result of the continuous efforts of our American subsidiaries to reduce costs and enhance profitability), (ii) a €7.1million non-recurring non-cash purchase accounting charge recorded in 2003, (iii) a decrease in research and development due to lower depreciation charges partially offset by (iv) lower net sales.

        Rest of the World.    Operating income in the Rest of the World segment increased to an income of 14.9 in 2004 compared with a loss of €2.6million in 2003. Excluding the effect of a €15.7million non-recurring non-cash purchase accounting charge recorded in 2003, operating income increased by 13.7% in 2004 compared with 2003. This increase results from (i) an increase in net sales partially offset by (ii) an increase in cost of goods sold and administrative and selling expenses.

Net interest expense

        Our consolidated net interest expense decreased to €58.0 million in 2003 (of which approximately €43million relate to cash interests, €15million relate to Related Party Loan non cash interests) from €85.0 million in 2003. Net interest expenses amounted to 7.9% of net sales in 2004 while net interest expenses amounted to 12.1% of net sales in 2003. The decrease in net interest expenses was due to lower levels of net debt and a favorable change in swaps fair market value.

Income tax

        Our consolidated income tax expenses increased to a charge of €9.3 million in 2004 from a tax benefit of €46.0 million in 2003. In 2003, we recorded a €71.0million loss before taxes, minority interests and equity in earnings of investees principally due to a non-cash non-recurring purchase accounting charge related to the revaluation of inventories in connection with the acquisition of Legrand in 2002 and to high interests charges. In 2004, we recorded a €90million income before taxes, minority interests and equity in earnings of investees as a result of higher operating income and lower interests charges.

Net income (loss)

        Our consolidated net income(loss) increased to a net income of €21.4 million in 2004 from a loss of €117.9 million in 2003, mainly resulting from:

  •
  a €161.0 million increase in operating income; and

  •
  a €27 million decrease in net interest expense, partially offset by:

  •
  a €55.3 million increase in income taxes.

  B    Liquidity and Capital Resources

  Historical cash flows

        The table below summarizes our cash flows for the three months ended March 31, 2004 and 2003:

	As of March 31, 2003	As of March 31, 2004
	(€ in millions)
Net cash provided from operating activities	12.0	78.4
Net cash provided from (used in) investing activities	(139.0)	12.8
Net cash used in (provided from) financing activities	(318.0)	(89.1)
Increase (reduction) in cash and cash equivalents	(449.0)	4.8
Capital expenditures	(33.0)	(23.8)

Net cash provided from operating activities

        Our net cash provided from operating activities increased to €78.4 million as of March 31, 2004, from €12.0 million as of March 31, 2003. The increase in net cash provided from operating activities of €66.4 million in 2003 was attributable to higher net income and favorable changes in operating assets and liabilities.

Net cash used in or provided from investing activities

        Net cash provided from investing activities for the three months ended March 31, 2004 amounted to €12.8 million, compared with net cash used in investing activities of €139.0 million for the three months ended March 31, 2003.

        Capital expenditures amounted to €23.8 million for the three months ended March 31, 2004, a decrease of 27.1% from €32.7million for the three months ended March 31, 2003. The decrease in capital expenditures is mainly attributable to optimization of capital expenditures whereby capital expenditures in connection with increase in production capacity have been reduced but the level of investment in new product development has increased totaling 52.4% of capital expenditures in 2004. We expect that capital expenditures will increase in 2004 reflecting the increase in the activity in our main markets.

Net cash provided from or used in financing activities

        Our net cash used in financing activities in 2004 amounted to €89.1 million, compared with net cash used in financing activities of €318 million in 2003. The decrease in net cash used in financing activities in 2004 reflected mainly the repayment of borrowings (to a lesser extent than in 2003) not offset by new borrowings.

  Debt

        Our gross debt (defined as the sum of TSDIs, related party loans, long-term borrowings and short-term borrowings, including commercial paper programs and bank overdrafts) amounted to €3,636.3million as of March 31 2004 compared to €4,106.0 million as of March 31, 2003. Our cash and cash equivalents and marketable securities amounted to €81.1 million as of March 31, 2004 compared to €179.0 million as of March 31, 2003. Our long term and short term restricted cash amounted to €123.0 million as of March 31, 2004 compared to €150.0 million as of March 31, 2003. Our total net debt (defined as gross debt less cash and cash equivalents, marketable securities and restricted cash) amounted to €3,432.2 million as of March 31, 2004, and €3,777.0 million as of March 31, 2003.

        The ratio of net debt to shareholders' equity was 835% as of March 31, 2004, and 757% as of March 31, 2003.

        Our borrowed funds consisted principally of the following as of March 31, 2004:

  •
  €99.9 million of indebtedness under the TSDIs.. See "Subordinated Perpetual Notes(TSDIs)";

  •
  €316.6 million under the 8.5% Yankee bonds. See "$400 million 8.5% Yankee bonds due February 15, 2025";

  •
  €1,337.6 million under the senior credit agreement entered into in connection with the Acquisition;

  •
  €563.5 million of High Yield Notes. See "High Yield Notes;"

  •
  €1,231.3 million under a related party loan including accrued interest; and

  •
  other debt amounting to €87.4 million as of March 31, 2004, consisting of short-term debt and capital leases.

        Historically, the principal uses of cash of our predecessor have been devoted to working capital, capital expenditures, research and development, acquisitions and debt service, which were funded principally with cash flows from operations, commercial paper programs, bank overdrafts and long-term borrowings (primarily in the form of the Yankee bonds and the TSDIs). Following the Acquisition and the related transactions, our indebtedness and debt service requirements have increased significantly. In addition, we no longer benefit from access to the commercial paper market to fund short-term liquidity requirements. However, under the senior credit facility, we have €250 million available under the revolving facility and up to €300 million available, subject to satisfaction of certain funding conditions, under the borrowing base facility. As of March 31, 2004, €46.1 million is borrowed under the revolving facility and €203.9 million remains available for future borrowings. As of March 31, 2004, there are no outstanding borrowings under the borrowing base facility and €300 million remains available for future borrowings.

Senior Credit Facility

        The facilities made available to us and our subsidiaries, including Legrand SAS and Legrand SA, pursuant to the senior credit facility consist of three term facilities (Term A Advance, Term B Advance and Term C Advance), a borrowing base facility and a revolving credit facility. All of these facilities are fully drawn except for the revolving credit facility and the borrowing base facility, which are discussed above.

        Legrand SAS, Legrand SA, Legrand SNC and Legrand Holdings, Inc. are currently borrowers under the senior credit facility. A portion of the term advances under the senior credit facility were funded through a special purpose financing company organized in Luxembourg which utilized the proceeds of those advances to purchase funding bonds of Legrand SAS. Legrand SAS, Legrand SA and certain of our operating subsidiaries have guaranteed all or some of the borrowings outstanding under the senior credit facility (including the funding bonds). In addition, certain of the assets of the borrowers and guarantors have been pledged as collateral to collateralize borrowings made under the facility.

        Interest in respect of the various tranches of loans under the senior credit agreement is computed based on the European Inter-bank Offered Rate ("EURIBOR") or, if the borrowing is not denominated in euro, the analogous rate based on the currency in which the borrowing is denominated. The margins for the Term A Advance, Term B Advance, Term C Advance, the borrowing base facility and the revolving facility are 2.25%, 2.75%, 3.25%, 2.25% and 2.25%, respectively. The margins related to certain tranches of borrowings are subject to adjustment based on the ratio of the consolidated debt and consolidated cash flows of Legrand Holding

        The Term A Advance is payable in semi-annual installments through December 10, 2009. The Term B Advance is payable in two equal installments on June 13, 2010 and December 10, 2010. The Term C Advance is payable in two equal installments on June 13, 2011 and December 10, 2011.

        Under the senior credit facility, we have agreed to maintain specified ratios of total net debt to EBITDA, cash flow to total debt service, EBITDA to net interest and net senior debt to EBITDA. The agreement also restricts our ability to make capital expenditures. In addition, subject to certain exceptions, the agreement restricts the ability of Legrand SAS to make payments on the subordinated intercompany funding loan and otherwise to us.

        In 2003, we entered into hedging arrangements for a notional amount of €1,200 million pursuant to which the applicable variable interest rate payable on the Senior Credit Facility was capped at 3.40%.

Subordinated Perpetual Notes (TSDIs)

        In December 1990 and March 1992, Legrand SA, our Predecessor, issued TSDIs through private placements, in aggregate nominal value amounts of Fr3,000 million (€457 million) in 1990 and Fr2,000 million (€ 305 million) in 1992, respectively. The TSDIs were issued at par. They have no stated due date or maturity and Legrand has no obligation to redeem them unless it carries out a voluntary dissolution, is subject to liquidation, or a final judgment is entered ordering the sale of the entire business (cession totale de l'entreprise) of Legrand. Upon any redemption, payment of the principal amount of the TSDIs is subordinated to the payment in full of all other creditors, other than any outstanding participating loans (prêts participatifs) or participating securities (titres participatifs).

        Legrand SA is required to pay interest semi-annually on the TSDIs at a rate indexed to EURIBOR or at a fixed rate for two series of TSDIs in an aggregate nominal value of Fr375 million (€57 million) for the first fifteen years following each issuance. At the time of each issuance, Legrand SA entered into agreements with third parties under which the third parties agreed to purchase the TSDIs from the holders fifteen years after issuance. The third parties agreed to waive all rights of interest on the TSDIs once they purchase them from the holders. Accordingly, no further interest payments are due to the holders of the TSDIs after the 15th anniversary of the issuance.

        In order to manage its exposure to fluctuations in interest rates, Legrand SA hedged its obligation to pay interest on the TSDIs using interest rate swaps. After accounting for these swap agreements, the effective interest rates on the TSDIs amounted to 9.3% per year in 2001, 9.6% in 2002 and 10.7% in 2003 of the average residual carrying value of the TSDIs.

$400 million 8.5% Yankee bonds due February 15, 2025

        On February 14, 1995, Legrand issued $400 million principal amount of 8.5% debentures due February 15, 2025, in an offering registered with the SEC, the Yankee bonds. Interest on the Yankee bonds is payable semi-annually in arrears on February 15 and August 15 of each year.

        Upon issuance of the Yankee bonds, our predecessor entered into a 30-year swap agreement with a notional amount of $400 million (the "Yankee bond swap"). As a result, our interest payments due related to the Yankee bonds are computed based on the London inter-bank offered rate ("LIBOR"), plus a margin of 0.53% per annum (reset every 6 months, in arrears). The interest rate swap agreements require that Legrand SA post cash collateral in an account if the exposure of the counterparty under the swap agreements increases as calculated on a marked-to-market basis.

        In February 2003, we entered into a cross-currency interest rate swap with respect to the Yankee bonds pursuant to which the interest rate payable on $350 million principal amount was fixed at 4.6% per year for the remainder of the term of the Yankee bonds. After considering the swap entered into upon issuance of the Yankee bonds, $50 million principal amount continues to bear effective interest at a floating rate (LIBOR + 0.53%).

        In April 2003, we entered into a swap novation agreement where we sold the 2008-2025 maturity bracket of the Yankee bond swap for cash consideration of €56.8million. As a result, from February 2008 onwards, our Yankee Bond will bear effective interest at a fixed 8.5% coupon again. We may enter into additional interest rate swap arrangements with respect to our floating rate debt.

        Pursuant to the interest rate swap arrangements entered into by us in connection with the TSDIs and the Yankee bonds, Legrand SA must post cash collateral if the swap counterparty's exposure to the credit risk of Legrand SA exceeds the then posted amounts, calculated on a marked to market basis every two weeks. However, the swap counterparty can require such posting only after its exposure exceeds a threshold tied to Legrand SA's credit rating. Following the Acquisition of Legrand SA, Legrand SA's credit rating resulted in the threshold being set at zero, and the counterparties' exposure resulted in Legrand SA being obliged to deposit €76 million in an account pledged for the benefit of the swap counterparty. Any further requirement to post cash collateral should arise solely from fluctuations in interest rates and not from further changes in Legrand SA's credit rating. In addition, Legrand SA has deposited €74 million in an account with the facility agent for the senior credit agreement which is available only for payments on the TSDIs and related hedging obligations or to provide cash collateral in relation to such hedging obligations. It is possible that Legrand SA may be required to provide additional collateral exceeding amounts already on deposit. As of March 31, 2004, we had €123.0 million on deposit related to these arrangements.

High Yield Notes

        In February 2003, we issued $350.0 million of 10.5% senior notes due 2013 and €277.5million of 11.0% senior notes due 2013. As of March 31, 2004, all of the notes remain outstanding.

Related Party Loan

        In February 2003, we issued a subordinated shareholder PIK loan in the principal amount of €1,156 million subscribed by a subsidiary of the group's ultimate parent company. This loan bears interest at 5% per annum and is payable in full, together with accrued interest, in 2026. .

Restrictions on our subsidiaries' ability to transfer funds to us.

        Legrand SAS and its subsidiaries are restricted pursuant to the terms of the senior credit facilities and an intercreditor deed from making distributions, loans or other payments to us, except to pay interest on the subordinated intercompany loan and in certain other limited circumstances.

        As a result of these restrictions, we may not be able to obtain funds from our subsidiaries by means other than the payments by Legrand SAS under the subordinated intercompany loan and in certain other limited circumstances.

        Management feels that cash flow from the company's operations will be sufficient to meet the costs of the various debt obligations discussed above.

  Capital Expenditures

        From 1990 through 2002, we spent an average of 8.4% of consolidated net sales per year on capital expenditures. Historically, our annual capital expenditures have fluctuated between 5% and 12% of consolidated net sales, with year-to-year variations that result from the cyclical nature of our investment requirements. In the twelve months ended December 31, 2003, capital expenditures as percentage of consolidated net sales was 4.1% (compared with 5.3% in the twelve months ended December 31, 2003) in connection with our lower level of revenues within this year mainly due to adverse economic conditions. However, we intend to increase capital expenditures from current levels and maintain capital expenditures at levels ranging between 5% and 7% of our consolidated net sales, since we believe that investments in new products and continuous replacement and upgrade of production equipment is essential in order for us to maintain and increase our market position.

  C    Research and Development

        Management believes that research and development is essential to maintaining and strengthening our market position through product improvements and innovation and more efficient manufacturing processes. Our research and development expenditure totaled €67.0 million in 2003 (equal to 9.6% of our consolidated net sales on a combined basis with our predecessor) and €62.9 million in 2004 (equal to 8.6% of our consolidated net sales). The decrease in the research and development expenditure in 2004 compared to 2003 was as a result of the application of lower purchase accounting in connection with the acquisition. In connection with the Acquisition, certain patents and brands were revalued upwards. The subsequent amortization of these purchase accounting adjustments is recognized as research and development expense in our consolidated statements of operations. The amortization charges are calculated using a accelerated method, therefore charges recorded in 2004 are lower compared with those recorded in 2003.

        Certain production facilities have dedicated research and development teams; however, a significant portion of our research and development focus is centralized in Limoges, France and Varese, Italy. As of March 31, 2004, 1,480 employees in approximately 20 countries were involved in research and development, of which over 50% were based in France, over 25% in Italy and the remainder in other countries.

  D    Trend Information

        Please refer to "—Overview" for a discussion of the most significant recent trends in our production, sales, costs and selling prices. In addition, please refer to discussions included in this Item for a discussions of known trends, uncertainties, demands, commitments or event that we believe are reasonably likely to have a material effect on our net operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to not necessarily be indicative of future operating results or financial condition.

  E    Off-Balance Sheet Arrangements

        We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results, results of operation, liquidity, capital expenditures or capital reserves that is material to investors.

  F    Contractual Obligations

        The following table summarizes the contractual obligations, commercial commitments and principal payments we and our subsidiaries had as of March 31, 2004.

	Historical Payments Due by Period
As of March 31, 2004	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term borrowings	2,217.7	82.9	187.6	199.4	1,747.8
Related party loan	1,231.3	—	—	—	1,231.3
Short-term borrowings	60.6	60.6	—	—	—
Capital lease obligations	26.8	5.8	11.2	7.0	2.8
Subordinated securities and the related loans (TSDIs)	99.9	37.3	62.6	—

Total contractual obligations	3,636.3	186.6	261.4	206.4	2,981.9

        We believe that our operating cash flows, together with available capacity to borrow under the senior credit facility (revolving credit facility and borrowing base facility), will be sufficient to fund our working capital needs, anticipated capital expenditures and debt service requirements as they become due for at least the next several years, although we cannot assure you that this will be the case. In particular, future drawings under the senior credit facilities will be available only if, among other things, we meet the financial maintenance covenants included in the senior credit agreement. Our ability to meet those covenants will depend on our results of operations and certain factors outside of our control such as interest rates fluctuations and exchange rates variations.

  Variations in Exchange Rates

        A significant number of our non-French subsidiaries operate in countries with currencies other than the euro. Approximately 35% of our net sales in 2003 were denominated in currencies other than the euro (principally, the US dollar and the British pound). As a result, our consolidated operating results have been and could be in the future affected significantly by fluctuations in the exchange rates between the euro and such other currencies.

        In order to prepare our consolidated financial statements, we must convert assets, liabilities, income and expenses that are accounted for in other currencies into euro. Therefore, fluctuations in foreign currency exchange rates affect such items in the consolidated financial statements, even if the value of the item remains unchanged in its original currency. To the extent that we incur expenses that are not denominated in the same currency as the related revenues, foreign exchange rate fluctuations could cause our expenses to increase as a percentage of net sales, affecting our profitability and cash flows.

        We use end-of-period exchange rates for the translation of balance sheet data and period average exchange rates for the translation of income statement and cash flows data. In translating financial statements of subsidiaries operating in highly inflationary economies, non-monetary assets are recorded at historical rates of exchange, and gains or losses arising from the translation of the financial statements of such subsidiaries are included in the consolidated income statement under "Other revenues (expenses)."

        The table below sets forth the average daily value of the dollar against the euro during the calendar years 2000, 2001 2002 and 2003 (This exchange rate information is provided only for your convenience and does not represent the exchange rates used by us in the preparation of our consolidated financial statements).

Period	At end of Period	Average(1) Rate	High	Low
	(€/$)
Year ended December 31, 2000	1.06	1.09	1.18	1.03
Year ended December 31, 2001	1.12	1.12	1.18	1.07
Year ended December 31, 2002	0.95	1.06	1.16	0.95
Month ended March 31, 2003	0.93	0.93	0.95	0.90
Year Ended December 31, 2003	0.79	0.89	0.97	0.79
Month ended March 31, 2004	0.82	0.80	0.83	0.77

(1)
The average rate for the euro is calculated as the average of the month-end figures for the relevant year-long period.

        We operate internationally and are thus exposed to foreign exchange risk arising from various foreign currencies. Foreign currency denominated assets and liabilities together with firm and probable sales commitments give rise to foreign exchange exposure. Natural hedges are achieved, whenever management believes it appropriate, through the matching of funding costs to operating revenues in each of the major currencies in which we operate.

        We periodically enter into foreign currency contracts to hedge commitments, transactions or foreign income. In recent years, hedging transactions entered into by us have principally involved certain intra-group sales between major foreign subsidiaries denominated in such subsidiaries' respective local currencies. We do not currently hedge the net assets of our subsidiaries.

  Critical Accounting Policies

        The accounting policies described below are those we consider critical in preparing our consolidated financial statements. These policies include significant estimates made by management using information available at the time the estimations are made. A more detailed description of the significant accounting policies used by us in preparing our consolidated financial statements is included in note 1 to our unaudited consolidated financial statements.

Goodwill and Other Intangible Assets

        We have made acquisitions in the past that included a significant amount of goodwill (in particular, the acquisition of Legrand on December 10, 2002) and other intangible assets. Under US GAAP in effect before January 1, 2002, all intangible assets were amortized over their estimated useful lives.

        In July 2001, the FASB issued SFAS 141 and SFAS 142, collectively SFAS 141/142. SFAS 141/142 established new accounting and reporting standards for goodwill and other non-amortized (indefinite-lived) intangible assets. In particular, SFAS 141/142 replaced the amortization of these items over their estimated useful lives by an annual impairment test based on the item's estimated fair value. Other intangibles that do not have indefinite useful lives will continue to be amortized over their estimated useful lives and, upon the occurrence of certain impairment indicators, will also be subject to periodic impairment tests based on undiscounted and discounted cash flows. SFAS 141/142 were effective for us from January 1, 2002.

        The judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance of the acquired businesses. Future events could cause us to conclude that impairment indicators exist and that goodwill or other identifiable intangible assets associated with the acquired businesses are impaired. Any resulting impairment loss could have a material adverse impact on our consolidated financial condition and results of operations.

        Annual impairment tests for goodwill are performed in two steps. The first step is performed by comparing the current fair value of the reporting unit to which the goodwill being tested is allocated to the carrying amount of the reporting unit. If the carrying amount of the reporting unit exceeds its fair value, we are required to perform the second step of the goodwill impairment test. If required, the second step of the impairment test is performed by comparing the implied fair value of the reporting unit's goodwill, which is computed by preparing a hypothetical purchase price allocation at the date of the impairment test, to the carrying amount of the reporting unit's goodwill. Any excess of the carrying amount over the implied fair value of the reporting unit's goodwill is recognized as an impairment loss. Annual impairment tests for indefinite-lived intangible assets are performed by comparison of the current fair value of the intangible asset to its carrying amount. Any excess of the carrying amount over the estimated fair value is recognized as an impairment loss. Periodic impairment tests for definite-lived intangible assets, if required, are performed in two steps. The first step is performed by comparing the future undiscounted cash flows associated with the intangible asset to the carrying amount of the intangible asset. If the carrying amount of the intangible asset exceeds the future undiscounted cash flows associated with the intangible asset, an impairment loss is recognized for the excess of the carrying amount of the intangible asset over the fair value (generally, based on discounted cash flows) of the intangible asset.

        The accounting for goodwill and other intangible assets involves a number of critical management judgments, including:

  •
  determining which intangible assets, if any, have indefinite useful lives and, accordingly, should not be subject to amortization;

  •
  identification of events or changes in circumstances that may indicate that an impairment has occurred;

  •
  making allocations of goodwill to reporting units;

  •
  determining the fair value of reporting units in connection with annual impairment tests of goodwill;

  •
  determining the implied fair value of goodwill, where necessary, which involves the preparation of a hypothetical purchase price allocation for the reporting as of the date of the impairment test;

  •
  estimating the future undiscounted and discounted cash flows for purposes of periodic impairment tests on definite-lived intangible assets; and

        determining the fair value of indefinite-lived intangible assets for purposes of annual impairment tests.

        Fair value is based either on the quoted market price in an active market for the asset, if available, or in the absence of an active market on discounted future cash flows from operating income less investments. Many assumptions and estimates underlie the determination of fair value. Another estimate using different, but still reasonable, assumptions could produce different results.

        We applied the impairment test set forth in SFAS 141/142 for all goodwill amounts recorded by us using the following assumptions and parameters:

  •
  a weighted average capital cost of 7.40% as of January 1, 2002 (for our predecessor) and 8.5% as of December 31, 2003 and 2002; and

  •
  a growth rate beyond the specifically forecasted period of 2.00% per year for our discounted future cash flows analyses.

        No impairments were recognized for the year ended December 31, 2003 and for the three months ended March 31, 2004.

Accounting for income taxes

        As part of the process of preparing our consolidated financial statements, we are required to estimate the income taxes in each of the jurisdictions in which we operate. This process involves estimating the actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the consolidated balance sheet. We must then assess the likelihood that the deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, it must include an expense within the tax provision in the statement of operations.

        Due principally to the significant interest and other expenses incurred as a result of the Acquisition, we currently have a significant amount of recognized and unrecognized deferred tax assets (€66.3million as of March 31, 2004). Significant management judgment is required in determining the valuation allowance recorded against the net deferred tax assets. We have recorded a valuation allowance, and there are uncertainties regarding our ability to utilize some of our deferred tax assets before they expire, primarily certain net operating losses carried forward and foreign tax credits. The valuation allowance is based on our estimates of future taxable income by jurisdiction in which we operate, and the period over which the deferred tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to adjust the valuation allowance, which could materially impact our consolidated financial position and results of operations.

New US GAAP Pronouncements

        In January 2003, the FASB issued FASB Interpretation ("FIN") No. 46, Consolidation of Variable Interest Entities, which is an interpretation of Accounting Research Bulletin ("ARB") No. 51 Consolidation of Financial Statements. In December 2003, the FASB issued FIN No. 46 R, which amended the provisions of FIN 46. FIN No. 46 R provides additional guidance regarding how to identify variable interest entities and how an enterprise assesses its interest in the variable interest entity to determine whether an entity is required to be consolidated. The interpretation establishes that an enterprise consolidate a variable interest entity if the enterprise is the primary beneficiary of the variable interest entity. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are the ownership, contractual, or other pecuniary interests in an entity. This interpretation applies immediately to variable interest entities created after January 31, 2003. For interests in variable interest entities that are also considered to be special purpose entities that existed as of January 31, 2003, the guidance of FIN No. 46 R applies as of December 31, 2003. For interests in variable interest entities that are not considered to be special purpose entities and that existed as of January 31, 2003, the guidance of FIN No. 46 R will apply as of March 31, 2004. The adoption of FIN No. 46 R has not and is not expected to have a significant impact on the Group's consolidated results of operations, financial position, or cash flows.

LEGRAND HOLDING SA US GAAP

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2004

Summary

Consolidated statements of income	2
Consolidated balance sheets	3
Consolidated statements of cash flows	5
Accounting policies and details	6

1

Consolidated statements of income

	Legrand Holding SA
	Period from Jan 01, 2004 to Mar 31, 2004	Period from Jan 01, 2003 to Mar 31, 2003
	Euros, in millions
Net sales	730.4	700.0
Operating expenses
Cost of goods sold	(387.9)	(505.0)
Administrative and selling expenses	(189.1)	(187.0)
Research and development expenses	(62.9)	(67.0)
Other operating income (expenses)	(0.5)	(12.0)

Operating income (loss)	90.0	(71.0)

Interest income (expense)	(58.0)	(85.0)
Other income (expense)	(1.3)	(10.0)

Income (loss) before taxes, minority interests and equity in earnings of investees	30.7	(166.0)

Income taxes	(9.3)	46.0

Net income (loss) before minority interests and equity in earnings of investees	21.4	(120.0)

Minority interests	(0.3)	1.0
Equity in earnings of investees	0.3	1.0

Net income (loss)	21.4	(118.0)

2

Consolidated balance sheets

	Legrand Holding SA
	March 31, 2004	Dec 31, 2003
	Euros, in millions
ASSETS
Current assets
Cash and cash equivalent	72.7	67.9
Marketable securities	8.4	32.6
Restricted cash	38.7	37.0
Trade accounts receivable	574.7	509.9
Deferred income taxes	34.3	34.7
Other current assets	112.9	120.1
Inventories	394.5	385.5

Total current assets	1,236.2	1,187.7
Property, plant and equipment, net	895.5	914.9
Investments	22.9	21.8
Goodwill	1,356.3	1,343.5
Trademarks, net	1,595.3	1,591.1
Developped Technology, net	423.6	449.9
Mirror swaps	39.6	35.2
Swap associated with TSDI 3	1.3	1.3
Swap associated with other borrowings	59.7	60.1
Restricted cash	84.3	90.5
Deferred income taxes	32.0	34.1
Other non-current assets	95.3	96.5

Total non current assets	4,605.8	4,638.9

Total assets	5,842.0	5,826.6

3

	Legrand Holding SA
	March 31, 2004	Dec 31, 2003
	Euros, in millions
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term borrowings	112.8	103.2
Accounts and notes payable	292.5	252.7
Deferred income taxes	3.4	3.0
Other current liabilities	357.3	355.2

Total current liabilities	766.0	714.1
Swap fair value associated with TSDI	123.7	121.8
Deferred income taxes	734.5	744.2
Other non-current liabilities	228.2	229.3
Borrowings	2,192.3	2,263.1
Swap fair value associated with other borrowings	48.2	52.5
Subordinated securities	99.9	108.9
Paiement-In-Kind loans (PIK)	1,231.3	1,216.6
Minority interests	6.7	6.2
Shareholders' equity
Capital stock	759.4	759.4
Accumulated deficits	(271.8)	(288.8)
Translation reserve	(76.4)	(100.7)

	411.2	369.9

Total liabilities and shareholders' equity	5,842.0	5,826.6

4

Consolidated statements of cash flows

	Legrand Holding SA
	Period from Jan 01, 2004 to Mar 31, 2004	Period from Jan 01, 2003 to Mar 31, 2003
	Euros, in millions
Net income (loss)	21.4	(118.0)
Reconciliation of net income to net cash:
-depreciation of tangible assets	36.4	41.0
-amortization of intangible assets	32.9	39.0
-changes in long-term deferred taxes	(9.1)	(67.0)
-changes in other long-term assets and liabilities	(3.3)	4.0
-minority interests	0.3	(1.0)
-equity in earnings of investees	(0.3)	(1.0)
-other items having impacted the cash	23.4	183.0
(Gains) losses on fixed asset disposals	(0.1)	0.0
(Gains) losses on sales of securities	0.0	0.0
Changes in operating assets and liabilities, net of effect of investments in consolidated entities:
-inventories	(4.9)	(30.0)
-accounts receivable	(59.5)	(25.0)
-accounts and notes payable	37.7	15.0
-other operating assets and liabilities	3.5	(28.0)

Net cash (used in) provided from operating activities	78.4	12.0

Net proceeds from sales of fixed assets	8.0	8.0
Capital expenditures	(23.8)	(33.0)
Proceeds from sales of marketable securities	29.8	(113.0)
Investments in marketable securities	(1.0)	3.0
Investments in consolidated entities	(0.2)	(4.0)
Investments in non-consolidated entities	0.0	0.0

Net cash (used in) provided from investing activities	12.8	(139.0)

Related to shareholders' equity:
-capital increase	0.0	0.0
-dividends paid by the company	0.0	0.0
-dividends paid by subsidiaries	0.0	0.0
Other financing activities:
-reduction of subordinated securities	(8.9)	(14.0)
-new borrowings	0.2	411.0
-repayments of borrowings	(81.7)	(157.0)
-debt issuance costs	0.0	(7.0)
-increase (reduction) of commercial paper	0.0	(508.0)
-increase (reduction) of bank overdrafts	1.3	(43.0)

Net cash (used in) provided from financing activities	(89.1)	(318.0)

Net effect of currency translation on cash	(2.7)	4.0
Increase (reduction) of cash and cash equivalents	4.8	(449.0)
Cash and cash equivalents at the beginning of the period	67.9	559.0

Cash and cash equivalents at the end of the period	72.7	110.0

5

1)    Basis of presentation and accounting policies

        The Group's consolidated condensed financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

        In the opinion of management, the accompanying consolidated financial statements of the Group contain all adjustments necessary to present fairly, in all material respects, the Group's consolidated financial position as of March 31, 2004, and the consolidated results of operations and cash flows for the three months period ended March 31, 2004 and 2003. All such adjustments are deemed to be of a normal recurring nature. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in Legrand Holding SA's Annual Report on Form 20-F for the year ended December 31, 2003.

2)    Inventories

        Inventories are comprised of the following:

	Legrand Holding SA
	March 31, 2004	Dec 31, 2003
	Euros, in millions
Purchased raw materials and parts	133.8	129.5
Sub-assemblies, work-in-process	89.9	89.1
Finished goods	232.4	227.7

	456.1	446.3
Less: allowances	(61.6)	(60.8)

	394.5	385.5

3)    Long-term borrowings

        Long-term borrowings are comprised of the following:

	Legrand Holding SA
	March 31, 2004	Dec 31, 2003
	Euros, in millions
Senior credit agreement	1,242.1	1,323.8
High-yield notes	563.4	555.1
8 1/2% debentures	316.4	306.7
Other long-term borrowings	70.4	77.5

	2,192.3	2,263.1

        On February 12, 2003, the Group issued (i) $350 million of senior notes due in 2013 and bearing interest at 10 1/2% per annum and (ii) €277.5 million of senior notes due 2013 and bearing interest at 11% per annum (the "High Yield Notes"). The gross proceeds of the issuance of the High Yield Notes amounted to approximately €601 million. Simultaneously, the Group issued a subordinated shareholder PIK loan (the "Subordinated Shareholder PIK Loan") in the amount of €1,156 million subscribed by a related party. The proceeds from the issuance of the High Yield Notes, together with the proceeds of the Subordinated Shareholder PIK Loan, were used to repay a € 600 million loan under the mezzanine credit agreement and to repay a related party loan in the amount of € 1,156 million made to a subsidiary of the Group in connection with the acquisition of Legrand on December 10, 2002 with the proceeds from preferred equity certificates issued by the related party.

6

        The Subordinated Shareholder PIK Loan bears interest of 5% per annum and is payable in full, together with accrued interest, in 2026. The Subordinated Shareholder PIK Loan was subscribed by a subsidiary of the Group's ultimate parent, Lumina Parent Sarl.

4)    Short-term borrowings

        Short-term borrowings are comprised of the following:

	Legrand Holding SA
	March 31, 2004	Dec 31, 2003
	Euros, in millions
Current portion of long-term debt	50.7	54.2
Current portion of capital leases	5.8	5.8
Bank overdrafts	39.6	39.4
Other short-term borrowings	16.7	3.8

	112.8	103.2

5)    Comprehensive income

        The components of comprehensive income are as follows:

	Legrand Holding SA
	Period from Jan 01, 2004 to Mar 31, 2004	Period from Jan 01, 2003 to Mar 31, 2003
	Euros, in millions
Net income (loss)	21.4	(118.0)
Foreign currency translation adjustments	24.3	(9.0)

Comprehensive income (loss)	45.7	(127.0)

6)    Commitments and contingencies

        The Group is involved in a number of legal proceedings and litigations arising in the normal course of business. In the opinion of management, all such matters have been adequately provided for or are without merit, and are of such kind that if disposed of unfavorably, would not have a material adverse effect on the Group's consolidated financial position or results of operations.

Future rental commitments

        The group use certain facilities under lease agreements and lease certain equipment. Minimum future rental commitments under noncancellable leases are detailed below:

Legrand Holding SA
March 31, 2004
Euros, in millions
Payable until Mar 31, 2005	17.2
Payable until Mar 31, 2006	13.8
Payable until Mar 31, 2007	11.1
Payable until Mar 31, 2008	7.4
Payable until Mar 31, 2009	4.1
Subsequent years	5.7

59.3

7

Rights of first refusal and first offer:

        Pursuant to the acquisition of Legrand by the Group, Schneider has a right of first refusal for a period of twelve months following the closing of the acquisition (December 10, 2002) and a right of first offer for a period of twelve months following the first anniversary of the closing of the acquisition with respect to any sales of material assets owned by Legrand.

7)    Stock-options

        The Company has one stock option plan under which stock options may be granted to purchase a specified number of common shares of the Company at an exercise price of € 1.00/share and for a term of 9 years. Pursuant to the terms of the plan, stock options may be granted, at the discretion of the board of directors, to substantially all employees. Employee options may not vest in any options, except upon the occurrence of certain specified events, prior to the eight-year anniversary of the date of grant. In addition, the number of options, if any, that vest is contingent upon the internal rate of return achieved with respect to Lumina Parent's (the Company's ultimate parent) investment in the Company. As of March 31, 2004, the Company had 1,090,453 options available for grant pursuant to existing authorizations under approved plans.

        A summary of the activity pursuant to the Company's stock option plan is presented below:

Nature of the plans dates of attribution of options	subscription 2003	Total of outstanding plans
Balance at the end of 2002	0	0

Options granted	9,555,516	9,555,516
Options exercised	0	0
Options cancelled	(557,000)	(557,000)

Balance at the end of 2003	8,998,516	8,998,516

Options granted	2,298,200	2,298,200
Options exercised	0	0
Options cancelled	(40,000)	(40,000)

Balance as of March 31, 2004	11,256,716	11,256,716

        None of the outstanding options is exercisable as of March 31, 2004. The fair value at the date of grant, and on at the date March 31, 2004, of the options is equal to the exercise price (i.e. € 1).

8)    Subsequent events

        We have no knowledge of any material subsequent event.

8

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, Legrand Holding S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGRAND HOLDING S.A.
Date: May 4, 2004	By:	/s/ PATRICE SOUDAN
	Name: Title:	Patrice Soudan Chief Financial Officer

QuickLinks

Vigorous rises in first-quarter 2004 sales and margins
Signatures